[Letterhead of Balch & Bingham LLP]

Michael D. Waters (205) 226-8720	(877) 453-6423 (direct fax) mwaters@balch.com

August 23, 2005

BY EDGAR AND FACSIMILE

Jessica Livingston

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 0408

100 F Street, N.E.

Washington, D.C. 20549

RE:	Nexity Financial Corporation
Registration Statement on Form 10
File Number 000-51273

Dear Ms. Livingston:

On behalf of Nexity Financial Corporation (“Nexity”), we submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter, dated July 19, 2005, to Mr. Greg L. Lee, Chairman of the Board and Chief Executive Officer of Nexity, regarding the above-referenced Registration Statement (the “Registration Statement”). Nexity is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) concurrently with this letter.

Nexity’s responses to the Staff’s comments are set forth below. To assist in your review, the numbered paragraphs and headings correspond to those used in your letter of July 19, 2005. The text of each comment appears in bold and Nexity’s response immediately follows. Unless otherwise indicated, all references to page numbers and captions correspond to the page numbers and captions included in Amendment No. 2. In addition to the responses to your comment letter, Nexity has also edited certain other disclosure in Items 1 and 2 of the Form 10.

In connection with our response, we are sending you by express mail four clean courtesy copies of Amendment No. 2 as well as four courtesy copies of Amendment No. 2 marked to reflect changes from Amendment No. 1 to the Registration Statement filed on July 8, 2005.

Jessica Livingston

August 23, 2005

General Business, page 1

1.	We note your response to comment 6 of our letter dated June 10, 2005. As we previously requested, please state, in this section, for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 15 percent or more of consolidated revenue, as required by Item 101(c)(1)(i) of regulation S-K. Please provide data for each of the three groups of products and services that you describe on pages 1-2.

Nexity has revised the disclosure as requested. Please see page 1, disclosing the products and services that account for greater than 15 percent of our consolidated revenue. Also, please see pages 1 and 2 for data on each of the types of products and services we provide. We have spoken with a member of the Staff regarding Nexity’s products and services and its disclosure and have been advised that the disclosure as amended in Amendment No. 2 satisfies your comment.

2.	We note your response to comment 12 of our letter dated June 10, 2005. Please estimate, for both areas in which you compete, the number of competitors and your competitive position, as required by Item 101(c)(1)(x). Please provide more detail regarding your competitors in both areas including their size, resources, expertise, and customer base. In addition, please explain, for both areas in which you compete, both positive and negative factors pertaining to your competitive position, as required by Item 101(c)(1)(x). Since interest rates that you charge for loans and that you offer for deposits are a principal method of competition, please discuss how you compete with larger more established financial institutions with more resources and higher volume of deposits and loans than you. Please explain to us your basis for your claim that you “compete effectively … by offering responsive high quality service with user-friendly technology.”

Nexity has revised the disclosure as requested on pages 2 and 3. We have spoken with a member of the Staff regarding Nexity’s competitive position and its disclosure and have been advised that the disclosure as amended in Amendment No. 2 satisfies your comment.

Risk Factors, page 13

3.	Please revise the first sentence of this section to delete your statement that “many of these risks are summarized below” since Item 503(c) requires that you provide “a discussion of the most significant factors that make the offering speculative or risky.”

Nexity has revised the disclosure as requested. See page 8.

Jessica Livingston

August 23, 2005

Maturity Distribution of Time Deposits of $100,000 or More, page 41

4.	Please revise to include the maturity schedule as of March 31, 2005, refer to Guide 3V.(D).

Nexity has revised the table as requested on page 41.

If you have any questions or comments relating to this correspondence or Amendment No. 2, please do not hesitate to contact me at (205) 226-8720.

Sincerely,

/s/ Michael D. Waters

MDW: pwg

cc:	Jonathan E. Gottlieb
Securities and Exchange Commission

Matthew Komar
Securities and Exchange Commission

Donald A. Walker, Jr.
Securities and Exchange Commission

Greg L. Lee
Nexity Financial Corporation